Exhibit 99.1
PRESS RELEASE

Mr. Sridar A. Iyengar retires from the Infosys Board of Directors

Bangalore, India – August 13, 2012: Infosys, a global leader in consulting and technology, today announced that in accordance with the retirement policy (attainment of 65 years of age) for the Company’s Board of Directors, Mr. Sridar A. Iyengar, Independent Director, will retire from the Board with effect from August 13, 2012, after serving the Board of Infosys Limited for more than 9 years. Mr. Iyengar joined the Infosys Board in April 2003. He was also a member of the Board of Infosys BPO Limited, a subsidiary company of Infosys Limited, since September, 2004.

Thanking Mr. Iyengar for his service to the Company, Mr. K. V. Kamath, Chairman of the Board, said, “Sridar has contributed immensely to the Company’s success. His thought leadership in the areas of finance, risk management and governance has been extremely valuable.”

Mr. S. Gopalakrishnan, Executive Co-Chairman of the Board, also thanked Mr. Iyengar and described him as an extremely well informed person on developments across the globe whose wise counsel has always been valuable for the Company. “We will miss Sridar in the future deliberations of the Board,” said Gopalakrishnan.

Mr. Iyengar thanked the Board and said, “As I look back upon the past 9 years as a member of the Infosys board, I feel a great sense of satisfaction and privilege to have been associated with this iconic company. I am confident that Infosys will grow from strength to strength in the days to come.”

About Infosys

Many of the world’s most successful organizations rely on the 150,000 people of Infosys to deliver measurable business value. Infosys provides business consulting, technology, engineering and outsourcing services to help clients in over 30 countries build tomorrow’s enterprise. For more information about Infosys (NASDAQ: INFY), visit www.infosys.com

Infosys Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2012 and on Form 6-K for the quarters ended September 30, 2011,December 31, 2011 and June 30, 2012.These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports toshareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact details:

Sarah Vanita Gideon Infosys Ltd,
India Phone: +91 80 4156 4998
Sarah_Gideon@infosys.com